SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

June 21, 2004

SCITEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangle Building
Tel Aviv, 67023
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attached to the Registrant’s Form 6-K, and incorporated by reference herein is the Registrant’s press release dated June 20, 2004, announcing that the Registrant completed its Self Tender Offer.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCITEX CORPORATION LTD. BY: /S/ Yahel Shachar —————————————— Yahel Shachar Chief Financial Officer

June 21, 2004

NEWS

FOR IMMEDIATE RELEASE

Scitex Completes Self Tender Offer

Tel Aviv, Israel – June 20, 2004. Scitex Corporation Ltd. (Nasdaq & TASE: SCIX) announced today that it has successfully completed its self tender offer to purchase its ordinary shares for $5.67 per share net to the seller in cash, less any required withholding taxes and without interest. The tender offer, which commenced on May 14, 2004, expired on Friday, June 18, 2004 at 5:00 p.m., New York time.

Scitex has been advised by the depositaries for the tender offer that, as of the final expiration of the tender offer, a total of 4,952,050 shares had been validly tendered and not properly withdrawn pursuant to the offer. As contemplated in the offer to purchase, Scitex has accepted for purchase all of the 4,952,050 shares tendered, and shall purchase from each tendering shareholder the full amount of his or her tender. Scitex shall pay for the tendered shares approximately $28 million in the aggregate. The shares to be purchased represent approximately 11.5% of the 43,018,413 shares issued and outstanding as of immediately prior to the consummation of the tender offer. Scitex will have 38,066,363 shares issued and outstanding as of the time immediately following the payment for the tendered shares (excluding 5,401,025 treasury shares).

Payment for the shares accepted will be made promptly through American Stock Transfer & Trust Company or Clal Finance Batucha Investment Management Ltd., the depositaries for the tender offer.

After payment for the shares tendered in the offer and accepted for payment, Discount Investment Corporation Ltd. and Clal Industries and Investments Ltd., Scitex’s principal shareholders, are expected to beneficially own, in the aggregate, 18,702,255 ordinary shares of Scitex, representing approximately 49.13% of the issued and outstanding shares of Scitex.

Scitex Corporation Ltd.
Scitex shares trade on Nasdaq and The Tel Aviv Stock Exchange under the symbol “SCIX.” For more information, please visit our Website at www.scitex.com.

Forward Looking Statements
Except for the historical information herein, the matters discussed in this news release include forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond the Company’s control) may be identified by the use of forward-looking terminology, such as “may,” “can be,” “will,” “expects,” “anticipates,” “intends,” “believes,” “projects,” “potential,” “are optimistic,” “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, (1) risks in product and technology development, (2) market acceptance of new products and continuing product demand, (3) the impact of competitive products and pricing, (4) changes in domestic and foreign economic and market conditions, (5) timely development and release of new products by strategic suppliers, (6) the impact of the Company’s accounting policies, (7) risks relating to the integration of new businesses, (8) uncertainty of outcome of shareholders litigation, (9) uncertainty as to the timing of the contemplated cash distribution and (10) the other risk factors detailed in the Company’s most recent annual report and other filings with the U.S. Securities and Exchange Commission. Except as may be required by law, the Company does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

Scitex and the Scitex logo are registered trademarks and registered service marks of Scitex Corporation Ltd.

Contacts

Scitex Corporation Ltd.
Yahel Shachar
Chief Financial Officer
Tel:	+972 3 607-5855
Fax:	+972 3 607-5884
E-mail: yahel.shachar@scitex.co.il

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